

Mail Stop 3561

September 28, 2016

Via E-mail
Ms. Elizabeth McGregor
Chief Financial Officer
Tahoe Resources, Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

> **Re:** **Tahoe Resources, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Response dated September 14, 2016**
> **File No. 001-35531**

Dear Ms. McGregor:

We have reviewed your September 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

Form 40-F for the Year Ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment
Depreciation of Mineral Interests, Plant and Equipment
Units of Production Basis, page 11

1. We read your response to comment 1. Inferred resources comprise a significant portion of the depletable base of your Timmins mines. Provide us the amount of depletion

expense for Timmins mines' mining assets with and without the inclusion of inferred resources in the denominator for the following periods:

- Historical quarter ended June 30, 2016,
- Budgeted or historical, if available, quarters ended September 30, 2016 and December 31, 2016, and
- Budgeted year ended December 31, 2016.

In addition, provide us with your earnings (loss) before income taxes for the respective periods.

2. We read your response to comment 1. Please tell us why your conversion rate from inferred resources to reserves at the Timmins mines was substantially lower in the first two years of the four-year period, than it was in the last two years. Please tell us what you expect your average conversion rate to be going forward and explain why. Please also tell us in greater detail how you computed the conversion rate from inferred resources to reserves at the Timmins mines for the last four years.

3. We read your response to comment 2 that you will disclose in greater detail in future filings the type(s) of resources (measured, indicated and/or inferred) included in your new depletion policy, how you determine the portion of resources included and your history of converting resources into reserves. Please provide us with your proposed disclosures.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining